UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70653

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Palmas Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

URB Palmas Plantation 83 Green Street
(No. and Street)

Humacao	**PR**	**00791**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Kim	**404-846-2560**	edward.kim@palmassecurities.com
(Name)	(Area Code–Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Ste 100	**Sugarland**	**TX**	**77478**
(Address)	(City)	(State)	(Zip Code)

07/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.









OATH OR AFFIRMATION

I, Edward Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palmas Securities, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

Affidavit No. 2244

RECIBO

Sello

4U22-00438338 [redacted]

9397
11/14/2022
$5.00

Sello de Asistencia Legal
80517-2022-1114-36468015

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) pr comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALMAS SECURITIES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

For the year ended December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

PALMAS SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2022



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Palmas Securities, LLC.
52 Harbour Lights Drive
Humacao, PR 00791

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Palmas Securities, LLC. (the "Company") as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, December 31, 2022, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Palmas Securities, LLC.'s financial statements. The supplemental schedules are the responsibility of Palmas Securities, LLC.'s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Palmas Securities, LLC's. auditor since 2021.
Sugar Land, TX
March 10, 2023

PALMAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS		
Cash	$	86,385
Accounts receivable, net		24,482
Prepaid deposits and expenses		3,001
Equipment, net		2,264
TOTAL ASSETS	$	116,132
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Taxes payable		1,700
Accounts payable, accrued expenses, and other liabilities		252
Accounts payable – related party		448
TOTAL LIABILITIES	$	2,400
Commitments and Contingencies		-
MEMBER'S EQUITY		113,732
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	116,132

The accompanying notes are an integral part of these financial statements.


PALMAS SECURITIES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2022


REVENUE		
Commission revenue	$	147,812
Incentive revenue		11,030
Total revenue		158,842
EXPENSES		
Professional service fees		31,550
Occupancy and equipment		4,551
Regulatory fees		3,913
Communications, data, and technology		1,828
Other		1,882
Total expenses		43,724
Interest income		167
Total operating income		115,285
Income before provision for income taxes		115,285
Tax expense		2,686
NET INCOME		$112,599


The accompanying notes are an integral part of these financial statements.

3


PALMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

BALANCE AT DECEMBER 31, 2021	$	87,588
Capital contributions		2,746
Distributions to member		(89,201)
Net income		112,599
BALANCE AT DECEMBER 31, 2022	$	113,732

The accompanying notes are an integral part of these financial statements.

4

PALMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	112,599
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		351
Changes in operating assets and liabilities:		
Accounts receivable		23,360
Prepaid deposits and expenses		(1,115)
Accounts payable, accrued expenses, and other liabilities		(4,330)
Net cash provided by operating activities		130,866
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment		(2,614)
Net cash used in investing activities		(2,614)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions		(74,000)
Net cash used in financing activities		(74,000)
NET INCREASE IN CASH		54,251
CASH AT BEGINNING OF THE YEAR		32,134
CASH BALANCE AT END OF THE YEAR	$	86,385
Income taxes paid	$	2,686
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY		
Noncash contribution of shared operating expenses	$	2,746
Noncash member distributions	$	15,201

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Palmas Securities, LLC (the Company) was organized as a Puerto Rico Limited Liability Company in February 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. Mr. Edward Kim is 100% owner of Palmas Securities, LLC. The Company's business is to engage in commission sharing activities involving institutional customers serviced through another member firm in which Mr. Kim is a registered representative.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

   Accounts Receivable

   The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

2. **Significant Accounting and Reporting Policies, Continued**

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with (ASC 606). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Commission Revenues – Revenues are generated from a commission sharing agreement in which the Company receives commissions from introducing clients to the clearing firm, who generates revenue by the trading of fixed income and municipal securities. Commission revenue received is recorded is recorded when each performance obligation is satisfied as transactions are closed.

Incentive Revenue – Annual incentive revenue is based on a tiered percentage of the Company's introductory commission as of the end of each pay-period. Incentive income is accounted for on a monthly basis and received by the Company in March of the following year.

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivables, tax payables, accounts payable, and account payable-related party.

Income Taxes

The Company is a single member limited liability company registered in Puerto Rico and subject to Income Tax Law in Puerto Rico. The effective tax rate for the year ended in December 31, 2022 was 2.3% and statutory tax rate was 2%.

2. **Significant Accounting and Reporting Policies, Continued**

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

3. **Accounts Receivable**

The Company has an executed commission sharing agreement with PeachCap Securities, Inc; thus, receivables from brokers, dealers and clearing organizations includes amounts receivable from PeachCap. At December 31, 2022, the Company had $24,482 net receivable from PeachCap at month end and this balance was included in receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Management has concluded that the amounts are fully collectible and there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets; therefore, no allowance for credit loss is needed.

4. **Equipment, net**

Equipment is recorded at cost less accumulated depreciation. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation is computed on the straight-line method over the estimated useful life of each depreciable asset. The estimated useful life of computer equipment is five years.

A summary of Equipment at December 31, 2022, was as follows:

Computer equipment	$	2,615
Accumulated depreciation		(351)
Total equipment, net	$	2,264

Depreciation expense for 2022 was $351 which is recorded in occupancy and equipment in the statement of income.

5. **Prepaid Deposits and Expenses**

As of December 31, 2022, the Company had prepaid expenses of $3,001, which includes prepayment of $1,945 related to the FINRA renewal.

6. **Related Parties**

The Company is a single member limited liability company. In connection with this relationship, the Company and its Member have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Member on its behalf. During 2022 the Company recorded expenses under this agreement totaling $4,400. Included in the total is a provision for rent. The Company recorded rent expense totaling $3,150 related to the shared agreement with the Member. The agreement is considered month-to-month until termination by either party.

7. **Professional Service Fees**

Professional Service fees for the year ended December 31, 2022.

Audit	$	6,000
Finop and Accounting Services		16,484
Tax Services		3,845
Legal Services		1,328
Outsourced Consulting		3,893
	$	31,550

8. **Regulatory Requirements**

   Net Capital Requirements

   The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

   At December 31, 2022, the Company had net capital of $83,985 which was $78,985 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 2.86%.

   Reserve Requirements

   The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.

9. **Subordinated Liabilities**

   The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2022.

10. **Member's Equity**

    The Parent made noncash capital contributions to the Company totaling $2,746 during the period ending December 31, 2022. No equity capital of the Company may be withdrawn for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. The contributions to the Company during 2022 of $2,746 will expire December 2023; however, the Company is permitted to withdraw profits earned during this restricted time period.

    During the year ended December 31, 2022, the Company made distributions to the members of $89,201, $74,000 in cash and $15,201 as a noncash amount against an outstanding loan receivable, from the member from prior year.

11. **Risk and Uncertainties**

    Interest Rates and Inflation

    Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

    Although rising interest rates did not materially affect the Company, as the Company had no debt or investment holdings in 2022, continued volatility in the financial markets could create a future pull-back from investors as they process how to maneuver through these turbulent times. As such, the extent of any negative impact to the Company depends on developments which are highly uncertain and cannot be predicted.

Coronavirus

The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement in 2022, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

12. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims, that may result in a loss or a future obligation.

13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2022, through the March 10, 2023, the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022, financial statements.

Supplemental Schedules

SUPPLEMENTAL INFORMATION
PALMAS SECURITIES, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

For the year ended December 31, 2022

_____

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	113,732
LESS:		
Nonallowable assets:		
Prepaid deposits and expenses		(3,001)
Equipment, net		(2,264)
Accounts receivable		(24,482)
Total nonallowable assets		(29,747)
NET CAPITAL	$	83,985
Minimum dollar net capital requirement of reporting broker dealer (greater of minimum net capital requirement of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	78,985
AGGREGATE INDEBTEDNESS LIABILITIES	$	2,400
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	160
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.86%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2022, as filed on March 8, 2023.

PALMAS SECURITIES, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Commission

For the year ended December 31, 2022
_____

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.

SUPPLEMENTAL INFORMATION

PALMAS SECURITIES, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Rule 15c3-3 of the Securities and Exchange Commission

For the year ended December 31, 2022

_____

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022, without exception.



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Edward Kim.
of Palmas Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Palmas Securities, LLC (the "Company"):

(1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company conducts business activities involving commission sharing for business executed through other broker dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts for broker dealers (PAB accounts) (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palmas Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Houston, Texas
March 10, 2023

www.tpscpas.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

Exemption Report for Non-Covered Firm

Palmas Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving commission sharing for business executed through other broker-dealers. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

(3) The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, *Edward M. Kim*, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Edward M. Kim
Palmas Securities, LLC

By: **Edward Kim**
Title: CEO | CCO

January 4, 2023